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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THEREFORE FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)


                                  ONELINK, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   682676 10 1
                   -------------------------------------------
                                 (CUSIP Number)

                                 D. Bradly Olah
                              5950 County Road 101
                               Plymouth, MN 55446

                                 With a copy to:
                             William M. Mower, P.A.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200

          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                September 24 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule Section 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

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       SCHEDULE 13D                                               Page 2 of 5

       CUSIP No. 682676 10 1
--------------------------------------------------------------------------------
       1.   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            D. Bradly Olah
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  ( )
--------------------------------------------------------------------------------
       3.   SEC USE ONLY

--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                    (  )

--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Canadian
--------------------------------------------------------------------------------
                                     7.   SOLE VOTING POWER
                                            2,095,000
             NUMBER OF
              SHARES              ----------------------------------------------
           BENEFICIALLY              8.   SHARED VOTING POWER
             OWNED BY
               EACH
             REPORTING            ----------------------------------------------
              PERSON                 9.   SOLE DISPOSITIVE POWER
               WITH                         2,095,000

                                  ----------------------------------------------
                                     10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,095,000

--------------------------------------------------------------------------------
       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES                  (X) See Note in Item 5

--------------------------------------------------------------------------------
       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 11.3%

--------------------------------------------------------------------------------
       14.  TYPE OF REPORTING PERSON
                 IN


                               Page 2 of 5 pages

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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of OneLink, Inc., a Minnesota corporation ("OneLink"). The address of OneLink's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by D. Bradly Olah. Mr. Olah's residence address is 5950 County Road 101, Plymouth, MN 55446. Mr. Olah is a private investor and consultant to OneLink.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Olah is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of OneLink subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;


                               Page 3 of 5 pages

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                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

a.- b.  The Reporting Person beneficially owns 2,095,000 shares.

According to information provided by the Company, the number of shares outstanding as of September 30, 2003 was 18,485,254. Accordingly, based upon this information Mr. Olah is the beneficial owner of 11.3% of the outstanding shares.

Additionally, Mr. Olah's spouse has subscribed for an additional 2,500,000 shares in a private offering, but has not yet tendered payment, once she does tender payment, Mr. Olah could be deemed to beneficially own such shares.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

Mr. Olah purchased 2,065,000 shares on September 24, 2003 for an aggregate of $41,300.00 from the Issuer in private offering. On October 2, 2003, he also purchased 20,000 shares in the open market at a price of $0.12 per share and 10,000 shares at $0.20 per share.

d. Not applicable.

e. Not applicable.


                               Page 4 of 5 pages

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF
         THE ISSUER

The Reporting Person is acting as a consultant to the Company with respect to certain financings and private offerings of securities. However, there is no formal contract at the present time.

ITEM 7.  EXHIBITS.

None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 2003                                /s/ D. Bradly Olah
                                             -----------------------------------
                                                       D. Bradly Olah




                               Page 5 of 5 pages